U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 31, 2009

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your March 4, 2009 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 330 to its registration statement.  PEA No. 330 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 6, 2009, and will become effective 75 days after filing on March 22, 2009.  The purpose of PEA No. 330 was to introduce a new series, the Congress Large Cap Growth Fund (the “Fund”) advised by Congress Asset Management Company (the “Advisor”), to the Trust.  Registrant is filing this PEA No. 339 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS RECEIVED MARCH 6, 2009

Prospectus (Risk Return Summary – Principal Investment Strategies)

1.
On page 2 of the Prospectus, please specify that “principally” means “at least 80% of the Fund’s net assets” will be invested in equity securities of large capitalization companies.  Additionally, please state whether the policy can be changed with 60 days notice to shareholders.

The Trust responds by making the suggested clarification noting that the policy can be changed with 60 days notice to shareholders.

2.	On page 2 of the Prospectus, please provide the Advisor’s definition of “large cap” securities.

The Trust responds by defining large cap securities as “securities with a market capitalization over $5 billion” as requested.

3.	On page 2 of the Prospectus, please briefly discuss the Fund’s selling strategy.

The Trust responds by adding the relevant disclosure.

Prospectus (Risk Return Summary – Principal Risks of Investing in the Fund)

4.	On page 2 of the Prospectus, please include a summary description of all risks provided on pages 5-7.

The Trust responds by adding the disclosure as suggested.

Prospectus (Risk Return Summary – Fees and Expenses)

5.	On page 3 of the Prospectus, please revise the second sentence above the table to clarify that only the “Other Expenses” are based on estimates.

The Trust responds by deleting the sentence in its entirety.

6.	In the Annual Fund Operating Expenses Table, please revise the last line item to read “Net Expenses” rather than “Net Annual Fund Operating Expenses.”

The Trust responds by making the suggested revision.

7.
Please confirm that the Fund expects Acquired Fund Fees and Expenses (“AFFE”) to amount to less than 0.01% of the Fund’s average net assets during its first year of operations.  Alternatively, add a line item for AFFE to the Annual Fund Operating Expenses Table.

The Trust confirms that the Fund expects AFFE to amount to less than 0.01% of the Fund’s average net assets and for that reason has combined that estimated amount with “Other Expenses” in the Annual Fund Operating Expenses Table.

8.	Please add the following phrase to the end of the penultimate sentence of footnote 3: “and in the Fund’s net asset value.”

The Trust responds by revising the sentence as requested:  “Acquired Fund Fees and Expenses are reflected in the Acquired Fund’s net asset value and in the Fund’s net asset value.”

9.	Please clarify footnote 4 to “Net Expenses” to indicate that AFFE is included in the amount.

The Trust responds by clarifying footnote 4 to indicate that AFFE is included in “Net Expenses.”

10.
The paragraph discussing the Expense Example on page 4 mentions the effect of dividends and interest relating to short sales.  Is the Fund planning on engaging in short sales?  If so, please add additional disclosure to that effect under the Principal Investment Strategies section.  Additionally, if the Fund anticipates that its short selling activities will amount to more than 0.05% of the Fund’s average net assets, please add a line item to the Annual Fund Operating Expenses Table disclosing the estimated amount.  Finally, please revise the footnotes to the Fee Table accordingly to reflect the effect of the expenses related to interest on short sales.

The Trust responds by deleting the referenced sentence in its entirety.  The Fund does not intend to engage in short sales.

Prospectus (Principal Investment Strategies)

11.	On page 5, please clarify the third full paragraph to indicate that the portfolio discussed is the “Fund’s” portfolio.

The Trust responds by making the clarification as suggested.

Prospectus (The Advisor’s Prior Performance)

12.
Please confirm supplementally that the Advisor has records supporting the disclosure provided on page 9 of the Prospectus pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.  Additionally, please indicate in the Prospectus who maintains the records.

The Trust has confirmed with the Advisor that the Advisor maintains all performance records for its separately managed accounts and can provide the supporting documents for the presentation on page 9 upon request.  The Trust has added a sentence to page 9 of the Prospectus stating that the Advisor maintains the records.

13.	Please indicate that the discretionary accounts discussed in the presentation represent “all” such accounts with substantially similar investment objectives, policies and strategies as the Fund.

The Trust responds by clarifying that the discretionary accounts discussed in the presentation do not represent “all” such accounts, but are limited to accounts which meet certain criteria as follows:

The Large Cap Growth Private Account Composite includes all accounts with substantially similar investment objective, policies and strategies as the Fund except for accounts with a value under $500,000 (USD) or accounts with significant client-imposed restrictions because such accounts are not managed in a substantially similar manner as the Fund.

The Trust has disclosed in the Prospectus and explains supplementally that it has received representation from the Advisor that the performance disclosure of the composite accounts (the “Composite”) is presented in accordance with Global Investment Performance Standards.  According to the Advisor, the Advisor only includes in its Composite accounts that do not have significant client-imposed restrictions that restrict the Advisor from managing the accounts in the manner it sees fit (i.e., in line with its large cap growth style model, which has substantially similar investment objectives, strategies and policies to that of the Fund).  Accounts that contain significant client-imposed restrictions tend to deviate from the investment strategies and policies that the Advisor follows.  Excluding such accounts from the Composite is not misleading, but rather the Advisor believes that including such accounts in the Composite presentation would be misleading as such accounts are not managed in the same manner as the Advisor’s specific strategy and could accordingly make the performance returns appear artificially higher or lower than if the Composite is comprised only of accounts over which the Advisor has full discretion.

Additionally, the Trust explains supplementally that according to the Advisor, if the Advisor included smaller accounts (i.e., accounts smaller than $500,000) in its performance Composite, such accounts would distort the performance—either making it artificially high or low—because such accounts tend to not be fully invested and, by nature of their size, are not as well-diversified in the manner that Advisor manages its larger accounts in accordance with its large cap growth style.  Excluding such accounts from the Composite is not misleading, but rather the Advisor believes that including such accounts in the Composite presentation would be misleading as such accounts are not managed in the same manner as the Advisor’s specific strategy because they often times cannot afford to buy certain securities the Advisor identifies for its investment strategy model.  Small accounts tend to be limited because of the clients’ cash flow needs, in that such clients tend to cash out of their positions more frequently than large clients, which affects the way in which the Advisor is able to manage such accounts.

14.	Please also state that in addition to not being subject to certain investment limitations, the discretionary accounts are not subject to “diversification requirements.”

The Trust has made the suggested revision.

15.	Please update all numbers through December 31, 2008.

The Trust has made the suggested revision.

16.	Please clarify supplementally the purpose of the last column of the performance table. Does it represent the Advisor’s assets under management and if so, for what time period?

The Trust clarifies that the last column entitled “Total Firm Assets (in millions)” represents the Advisor’s assets under management as of December 31, 2008.

17.	Please indicate supplementally which of the two indices shown will be the Fund’s benchmark.

The Advisor has confirmed that that Russell 1000® Growth Index will be the Fund’s primary benchmark.

18.	In the first paragraph following the performance table, please state, if applicable that the returns include any loads or placement fees as well as all other actual fees and expenses.

The Trust responds by making the revisions as suggested.

19.	In the fourth paragraph following the performance table, please indicate that the method used to prepare the performance data differs from the standardized SEC method.

The Trust responds by making the revisions as suggested.

20.
Please move the performance table to the bottom of page 9 at the end of all of the disclosure related to the Advisor’s prior performance.  Additionally, please add a bold legend before the table stating that “The performance data below is for the Congress Large Cap Growth Private Account Composite and is not the performance results of the Congress Large Cap Growth Fund.”

The Trust responds by making the revisions as suggested.

Prospectus (How to Sell Shares)

21.	On page 19 in the paragraph sub-titled “Through Financial Intermediaries,” please revise the penultimate sentence by indicating that orders have to be received “by Financial Intermediaries.”

The Trust responds by making the revisions as suggested.

SAI (Investment Restrictions)

22.	On page B-5, please renumber the fundamental investment restrictions so that the diversification restriction is numbered.

The Trust responds by making the revisions as suggested.

23.	On page B-5, regarding the restriction related to borrowing, please expand on what is permitted under the Investment Company Act of 1940.

The Trust responds by adding the following description:

Generally, issuing senior securities is prohibited under the 1940 Act; however, certain exceptions apply such as in the case of reverse repurchase agreements, borrowing, and certain other leveraging transactions.  For purposes of this limitation, entering into repurchase agreements, lending securities and acquiring any debt security are not deemed to be the making of loans.

Additionally, the Trust has expanded its discussion of the restrictions to borrowing by inserting a new paragraph under “Investment Policies and Risks” that explains that the Fund may borrow up to one-third of its total assets.  The new disclosure provides that the Fund is authorized to borrow money from time to time for temporary, extraordinary or emergency purposes or for clearance of transactions.

24.
Please provide additional disclosure within the SAI with respect to the Fund’s ability to purchase repurchase agreements and reverse repurchase agreement.  Explain that those securities are a form of “borrowing.”

The Trust responds by confirming that the Fund will not engage in reverse repurchase agreements.  Additionally, the Trust has revised its SAI disclosure to indicate that the Fund does not intend to invest more than 15% of its assets in repurchase agreements.

25.	Please discuss within the SAI the extent to which the Fund can engage in securities lending.

The Trust responds by confirming that the Fund does not intend to engage in securities lending at this time, however, the Fund reserves the right to engage in securities lending, pending Board approval, in the future.  The Trust has added disclosure to the SAI reflecting the Fund’s intent.

26.	Please provide information regarding how the Trust intends to monitor the Fund’s holdings in illiquid securities.

The Trust confirms that the Fund’s non-fundamental strategy number 3 will be revised to state that:  “The Fund may not invest more than 15% of its net assets in illiquid securities.  (See “Illiquid Securities” above for a complete discussion of illiquid securities.)”

The Trust has also added the following language regarding illiquid securities:

Except with respect to borrowing, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in the percentage or rating resulting from any cause other than actions by the Fund will not be considered a violation of the Fund’s investment restrictions.  If the value of the Fund’s holdings of illiquid securities at any time exceeds the percentage limitation applicable due to subsequent fluctuations in value or other reasons, the Board will consider what actions, if any, are appropriate to maintain adequate liquidity.

Part C (Exhibits)

27.	Please be sure to file the following exhibits for the Fund:
•  Investment Advisory Agreement
•  Operating Expense Limitation Agreement
•  Rule 12b-1 Plan
•  Fund and Advisor’s Codes of Ethics

The Trust responds by including the above-mentioned exhibits with this filing.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/  Elaine E. Richards
Elaine E. Richards
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP